Exhibit 99.1

Sierra Metals Reports Q2 2022 Consolidated Financial Results and Provides Revised Production, EBITDA, Cost & Capital Expenditure Guidance For 2022

Conference Call August 12, 2022 at 11:00 AM (EDT)

(All $ figures reported in USD)

  Revised production, EBITDA and Cost guidance due to lower than expected performance at Bolivar and Cusi, offset by higher throughput and grades at Yauricocha. Capital expenditure guidance lowered due to delays in Bolivar expansion.
  Bolivar turnaround program is making progress, but taking longer than expected due to operating restrictions and limited ventilation related to delays on a new raise bore in Bolivar NW. H1 target throughput below initial guidance.
  Revenue from metals payable of $49.9 million in Q2 2022, a 13% decrease from $57.2 million in Q1 2022 and a 37% decrease from Q2 2021.
  Adjusted EBITDA of $1.4 million in Q2 2022 due to the negative mark to market adjustments of $11.0 million to the open sales positions.
  Adjusted net loss attributable to shareholders(1) of $11.6 million, or $(0.07) per share for Q2 2022, compared to adjusted net income of $5.9 million or $0.04 per share for Q1 2022 and $13.1 million, or $0.08 per share for Q2 2021.
  $16.4 million of cash and cash equivalents and $64.4 million in net debt as at June 30, 2022.
  Suspension of 2022 dividend due to lower EBITDA and cashflow expectations

A shareholder conference call will be held Friday, August 12, 2022, at 11:00 AM (EDT). Click here to register.

TORONTO--(BUSINESS WIRE)--August 11, 2022--Sierra Metals Inc. (TSX: SMT) (BVL or Bolsa de Valores de Lima: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) today reported revenue of $49.9 million, a 13% decline from Q1 2022 and a 37% decline from Q2 2021, and adjusted EBITDA of $1.4 million, a 91% decrease from Q1 2022 and a 97% decrease from Q2 2021, on throughput of 640,181 tonnes and metal production of 17.8 million copper equivalent pounds for the three-month period ended June 30, 2022.

Luis Marchese, CEO of Sierra Metals, commented, "Following a steady quarter, increased production and higher grades for all metals except lead at Yauricocha has helped boost consolidated copper equivalent payable pounds by 12% over the first quarter. At Bolivar, we are making progress in the turnaround program. While we reported higher throughput with improved grades, which provided for a 62% increase over the first quarter, delays in the process have resulted in a longer timeline for production ramp up than initially expected. The Mine has not reached the desired mine development and extraction for the quarter due to restricted space for operations, included limited ventilation related to delays on a new raise bore- in Bolivar NW. This has resulted in lower plant throughput and lower grades and consequently, lower copper equivalent production as well as higher cash costs than initially expected. At our Cusi Mine, we experienced a setback with unexpected underground flooding during the month of June, but it has since been resolved and we are proceeding with our plan to develop the mine to achieve a target rate of 1,100 tonnes per day.”

“On a consolidated basis, Sierra has achieved copper equivalent production within our guidance for H1. But in light of the delay in achieving our targeted ramp up in production at Bolivar, we have revised our guidance for H2 to reflect higher copper equivalent production at Yauricocha and lower copper equivalent production at Bolivar. EBITDA and cost guidance has also been revised accordingly. As a result of higher expected copper equivalent production at Yauricocha, cash cost expectations have been lowered with all-in sustaining costs increasing to reflect higher sustaining capital. At Bolivar and Cusi, cost guidance has also been adjusted on the higher end due to lower production expectations as well as higher operating costs. Consequently, EBITDA guidance has been increased at Yauricocha and lowered for both Bolivar and Cusi.”

“Earlier this year we also announced an intense drilling program. During the quarter, just over 28,000 meters in exploration and infill drilling were completed at all three mines, with the aim of replacing and increasing mineral resources, finding additional high value targets and to support development of new mining zones. Particular emphasis is given to Bolivar, as the turnaround process moves on. The drilling program at Bolivar remains a priority, as it is vital to reduce resource uncertainty.”

He concluded, “We are committed to ensuring the success of the Company’s turnaround program with the goal of delivering value going forward. As outlined in four areas of strategic focus, these include; strengthening our current portfolio, continued exploration and project development and a strong focus on our environmental, social and governance commitments.”

The following table displays selected financial and operational information for the three months and six months ended June 30, 2022 compared to the corresponding periods for 2021 and the three months ended March 31, 2022:

						Six Months Ended June 30,
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	Q2 2022	Q1 2022	Var%	Q2 2021	Var%	2022	2021
Operating
Ore Processed / Tonnes Milled	640,181	590,730	8%	787,534	-19%	1,230,911	1,561,955
Silver Ounces Produced (000's)	608	734	-17%	954	-36%	1,342	1,915
Copper Pounds Produced (000's)	8,334	6,324	32%	9,535	-13%	14,658	17,430
Lead Pounds Produced (000's)	3,333	4,216	-21%	7,960	-58%	7,549	16,964
Zinc Pounds Produced (000's)	10,426	10,492	-1%	21,133	-51%	20,918	45,256
Gold Ounces Produced	2,622	1,923	36%	2,812	-7%	4,545	5,448
Copper Equivalent Pounds Produced (000's)[1]	17,794	15,896	12%	24,786	-28%	33,670	50,157

Cash Cost per Tonne Processed	$65.21	$61.32	6%	$46.54	40%	$63.34	$47.04
Cash Cost per CuEqLb[2]	$2.47	$2.73	-10%	$1.62	53%	$2.92	$1.75
AISC per CuEqLb[2]	$3.94	$4.48	-12%	$2.88	37%	$4.71	$3.24

Cash Cost per CuEqLb (Yauricocha)[2]	$2.06	$2.19	-6%	$1.41	46%	$2.12	$1.45
AISC per CuEqLb (Yauricocha)[2]	$3.39	$3.73	-9%	$2.57	32%	$3.53	$2.62
Cash Cost per CuEqLb (Bolivar)[2,3]	$3.39	$4.55	-26%	$1.76	92%	$3.87	$1.67
AISC per CuEqLb (Bolivar)[2,3]	$5.49	$7.33	-25%	$3.85	43%	$6.26	$3.39
Cash Cost per AgEqOz (Cusi)[2]	$24.84	$13.48	84%	$21.67	15%	$17.83	$20.15
AISC per AgEqOz (Cusi)[2]	$33.83	$19.94	70%	$35.73	-5%	$25.25	$32.92
Financial
Revenues	$49,941	$57,241	-13%	$79,449	-37%	$107,182	$149,073
Adjusted EBITDA[2]	$1,413	$15,988	-91%	$40,499	-97%	$17,401	$68,445
Operating cash flows before movements in working capital	$(1,630)	$10,702	-115%	$35,411	-105%	$9,071	$60,681
Adjusted net income (loss) attributable to shareholders[2]	$(11,631)	$5,945	-296%	$13,066	-189%	$(5,686)	$17,805
Net income (loss) attributable to shareholders	$(15,266)	$369	-4237%	$9,084	-268%	$(14,897)	$12,168
Cash and cash equivalents	$16,404	$19,511	-16%	$76,102	-78%	$16,404	$76,102
Working capital	$(6,426)	$12,433	-152%	$62,291	-110%	$(6,426)	$62,291
(1)	Copper equivalent pounds and silver equivalent ounces were calculated using the following realized prices:
Q2 2022 - $22.65/oz Ag, $4.30/lb Cu, $1.79/lb Zn, $1.00/lb Pb, $1,872/oz Au.
Q2 2021 - $26.80/oz Ag, $4.37/lb Cu, $1.34/lb Zn, $0.97/lb Pb, $1,818/oz Au.
6M 2022 - $23.30/oz Ag, $4.42/lb Cu, $1.74/lb Zn, $1.03/lb Pb, $1,873/oz Au.
6M 2021 - $26.62/oz Ag, $4.13/lb Cu, $1.29/lb Zn, $0.94/lb Pb, $1,798/oz Au.
(2)	This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.
(3)	Cost of sales for Bolivar for the three-month and six-month ended June 30, 2021 are restated to include inventory adjustments of $3.8 million, which were missed in the cash cost calculations in Q2 2021 and recorded as prior period adjustments in Q3 2021.

The following table displays average realized metal prices information for the three- month period ended June 30, 2022, March 31, 2022 and June 30, 2021 and for the six-month period ended June 30, 2022 and 2021:

Realized Metal Prices
(In US dollars)	Q2 2022	Q1 2022	Q2 2021	H1 2022	H1 2021

Silver (oz)	$22.65	$23.95	$26.80	$23.30	$26.62
Copper (lb)	$4.30	$4.53	$4.37	$4.42	$4.13
Lead (lb)	$1.00	$1.06	$0.97	$1.03	$0.94
Zinc (lb)	$1.79	$1.69	$1.34	$1.74	$1.29
Gold (oz)	$1,872	$1,875	$1,818	$1,873	$1,798

Q2 2022 Consolidated Operating Highlights

When compared to Q1 2022, consolidated production of silver decreased 17% to 0.6 million ounces, copper increased 32% to 8.3 million pounds, lead decreased 21% to 3.3 million pounds, zinc decreased 1% to 10.4 million pounds, and gold increased 36% to 2,622 ounces. When compared to Q2 2021, consolidated production of silver, copper, lead, zinc and gold decreased by 36%, 13%, 58%, 51% and 7%, respectively.

The Yauricocha Mine processed 317,087 tonnes during Q2 2022, which was in line with throughput in Q1 2022. Higher grades in all metals with the exception of lead, resulted in an 11% increase to copper equivalent pounds produced.

When compared to Q2 2021, there was a 4% decrease from the 328,909 tonnes processed in the same quarter of 2021, due to delays in the mine preparation.

Negative variances in the lead and zinc grades and positive variance in the copper grade resulted from mining in the Esperanza ore body. Despite a 39% increase in copper production, copper equivalent production was 21% lower than the Q2 2021 production, due to lower quantities of silver, zinc and lead produced.

The Bolivar mine processed 256,372 tonnes during Q2 2022 or 37% higher as compared to Q1 2022 as the mine slowly discontinued operations in the Bolivar West zone, where intrusive rock was encountered in Q1 2022. Higher copper, silver and gold grades resulted in a 62% increase to copper equivalent pound production when compared to the previous quarter.

When compared to Q2 2021, throughput at Bolivar was 33% lower and grades were lower for all metals except for gold, resulting in a 46% decrease in copper equivalent pounds produced. The change in grade profile is due to the depletion of Bolivar West and the new contribution of the Bolivar NorthWest orebody. The decrease in throughput and grades resulted in a 46% decrease in copper equivalent pounds produced during Q2 2022.

At Cusi, throughput was 66,722 tonnes during Q2 2022 or 24% lower as compared to Q1 2022 due to the unexpected excessive flooding in the underground mine. Lower throughput and lower grades resulted in a 38% decrease in silver equivalent production.

When comparing Q2 2022 to Q2 2021, the mine processed 9% lower tonnes of ore. Silver production decreased 4% to 0.3 million ounces, gold production increased 13% to 160 ounces and lead production increased 112% to 0.3 million pounds. Silver equivalent production of 283,000 ounces for the quarter was in line with Q2 2021.

Q2 2022 Consolidated Financial Highlights

Revenues Declined Due to Closing Metal Prices at the End of Q2 & Lower Production

Revenue from metals payable of $49.9 million in Q2 2022 or a decrease of 37% over the revenue of $79.4 million in Q2 2021 and a decrease of 13% over the revenue of $57.2 million in Q1 2022, largely due to the $11.0 million mark to market adjustments to the unsettled open sales positions at the end of Q2 2022. This negative adjustment was driven by the decline in metal prices towards the end of Q2 2022. The closing prices for Q2 2022 for copper, zinc, lead and silver were 20%, 24%, 22% and 18% lower than the closing prices at the end of Q1 2022.

When compared to Q2 2021, lower revenue in Q2 2022 was the result of lower metal production during the quarter, attributable to the 33% decrease in throughput at Bolivar combined with lower grades at Bolivar and Yauricocha as compared to Q2 2021. At Cusi, higher grades during Q2 2022 compensated for the 9% decrease in throughput as compared to Q2 2021.

Cost of Operations Increased Due to Lower Throughput, Increase in Contractor Costs and Global External Factors

Operating costs during the quarter increased mainly due to global external factors. Costs related to inputs such as fuel and plant consumables, reagents, explosives and drill bits increased due to global inflationary cost pressures. This also impacted costs related to the hiring of contractors during the quarter for increased mine preparation work and process improvements, particularly at Yauricocha and Bolivar. These higher costs were partially offset at Bolivar by the 33% increase in mill throughput, reducing operating costs per tonne. Yauricocha registered an increase in operating costs per tonne compared to Q1 2022, as the throughput remained in line. At Cusi, higher spending combined with lower tonnages, resulted in a 19% increase in operating costs per tonne compared to Q1 2022.

Yauricocha’s cash cost per copper equivalent payable pound for Q2 2022 was $2.06 (Q1 2022 - $2.19 & Q2 2021 - $1.41), and AISC per copper equivalent payable pound of $3.39 (Q1 2022 - $3.73 & Q2 2021 - $2.57). The increase in cash costs was a combined result of higher operating costs and lower copper equivalent payable pounds versus Q2 2021. A decrease in unit costs when compared to Q1 2022 resulted from an 11% increase in copper equivalent payable pounds.

Bolivar’s cash cost per copper equivalent payable pound for Q2 2022 was $3.39 (Q1 2022 - $4.55 & Q2 2021 - $1.76) and AISC per copper equivalent payable pound was $5.49 (Q1 2022 - $7.33 & Q2 2021 - $3.85). The increase in cash costs compared to Q2 2021 was due to higher operating costs and a 40% decline in copper equivalent payable pounds . Q2 2022 unit costs decreased when compared Q1 2022 due to the 40% increase in copper equivalent payable pounds.

Cusi’s cash cost per silver equivalent payable ounce was $24.84 (Q1 2022 - $13.48 & Q2 2021 - $21.67) as a result of higher operating costs. AISC per silver equivalent payable ounce was $33.83 (Q1 2022 - $19.94 & Q2 2021 - $35.73) due to lower treatment and refining costs and sustaining capital expenditure. Silver equivalent payable ounces for Q2 2022 were in-line with those in Q2 2021, but 37% lower than Q1 2022 resulting higher unit costs when compared to Q1 2022.

EBITDA, Net Income and Cash Flow Generation Impacted by Lower Revenues and Higher Operating Costs

Adjusted EBITDA(1) of $1.4 million for Q2 2022 decreased 91% compared to $16.0 million in Q1 2022 and 97% compared to $40.5 million in the same quarter of 2021. The decrease in EBITDA is related to lower revenues due to lower throughput and lower metal prices as at June 30, 2022 and higher operating costs during Q2 2022.

Net loss attributable to shareholders for Q2 2022 was $15.3 million or $(0.09) per share (basic and diluted), compared to net income of $0.4 million or $0.00 per share (basic and diluted) in Q1 2022 and net income of $9.1 million or $0.06 per share (basic and diluted) in Q2 2021.

Adjusted net loss attributable to shareholders(1) of $11.6 million, or $(0.07) per share for Q2 2022, compared to adjusted net income of $5.9 million or $0.04 per share for Q1 2022 and $13.1 million, or $0.08 per share for Q2 2021.

Operating cash flow before movements in working capital of $(1.6) million for Q2 2022 as compared to $10.7 million in Q1 2022 and $35.4 million of cash generated from operating activities in Q2 2021. The decrease resulted from lower revenue and higher costs during the quarter; and

Cash and cash equivalents of $16.4 million and working capital of $(6.4) million as at June 30, 2022 compared to $34.9 million and $17.3 million, respectively, at the end of 2021. Cash and cash equivalents decreased during the six-month period due to $22.5 million used in investing activities and $1.5 million of cash used in financing activities offset by $5.5 million of cash generated from operating activities.

This is a non-IFRS performance measure. See the Non-IFRS Performance Measures section of the MD&A.

Exploration Update

Peru:

  Underground exploration drilling continued during Q2 2022 with the aim to replace and increase the depleted mineral resources. Approximately 6,258 meters of drilling was completed in the Amoeba, Adrico South, Fortuna and Fortuna North zones.

Mexico:

Bolivar

  At Bolivar during Q2 2022, 17,227 meters were drilled in the Bolivar West, Bolivar North-West, La Montura, the Cieneguita zones and El Gallo Superior encountering skarn intersections with mineralization. Additionally, infill drilling of 6,975 meters was completed in the Bolivar West, El Gallo Inferior and Bolivar North-West zones;

Cusi

  During Q2 2022, the Company completed 4,111 meters of infill drilling to support the development of the Santa Rosa de Lima vein and NE Trend.

Covid-19 Update And Outlook

The COVID-19 pandemic has impacted the Company’s operations over the past two years. While there are still concerns regarding the newer variants of the virus, there is reduced pressure on the operations due to relaxed measures as the Company has achieved almost 100% vaccination rate for its employees at all locations. The Company continues to follow the sanitization measures and the government mandated mask requirements at its operating locations and offices. However, the period of quarantine of workers and contractors has been reduced. As a result, the additional costs related to COVID dropped to $1.6 million in the first half of 2022 as compared to $5.5 million spent during the comparative six months period of 2021.

Revised Guidance

The production and financial results of the Company in the first half of 2022 were impacted by slower than anticipated turnaround at Bolivar and the unexpected underground flooding event at Cusi. Further, the sharp decline in the metal prices in June 2022 also impacted the adjusted EBITDA for the second quarter and for H1 2022.

While the delays in development and ventilation in Bolivar and the flooding event in Cusi are still considered temporary issues, management believes that this requires downward revision to the production estimates for these sites for the second half of the year. At Yauricocha though, tonnages and grades are expected to improve due to the mining in the Fortuna zones, resulting in positive adjustments to the production for H2 2022. Copper equivalent production is now expected to fall between 70.0 to 78.0 million pounds, as summarized in the table below:

Production

	Revised 2022 guidance		Original guidance		Actual production
	Low	High	Low	High	H1 2022

Silver (000 oz)	2,400	2,800	3,203	3,361	1,342
Copper (000 lbs)	30,000	33,500	34,500	41,000	14,658
Lead (000 lbs)	18,000	20,000	16,500	17,500	7,549
Zinc (000 lbs)	53,000	55,000	49,000	54,500	20,918
Gold (oz)	7,800	9,500	15,500	17,500	4,545

Copper equivalent pounds (000's) (1)	70,000	78,000	79,500	89,700	33,670

(1) 2022 metal equivalent guidance was calculated using the following prices: $23.68/oz Ag, $4.22/lb Cu, $1.42/lb Zn, $0.99/lb Pb and $1,789/oz Au.

The Company has reviewed the impact of the revised production profiles and the inflationary conditions on its costs and EBITDA for the remainder of the year and has adjusted its guidance for 2022, as per the tables below:

		Equivalent Production Range (1)	Cash costs range	AISC(2) range
Mine			per CuEqLb or AgEqOz	per CuEqLb or AgEqOz

Revised 2022 guidance
Yauricocha	Copper Eq Lbs ('000)	49,000 - 53,000	$1.80 - $2.00	$3.10 - $3.30
Bolivar	Copper Eq Lbs ('000)	14,000 - 16,000	$2.70 - $2.90	$4.70 - 4.90
Cusi	Silver Eq Oz ('000)	1,000 - 1,200	$17.50 - $18.50	$26.00 - $27.00

Original guidance
Yauricocha	Copper Eq Lbs ('000)	45,000 - 49,000	$2.00 - $2.15	$2.90 - $3.10
Bolivar	Copper Eq Lbs ('000)	23,800 - 29,900	$2.15 - $2.30	$3.50 - 3.85
Cusi	Silver Eq Oz ('000)	1,750 - 1,850	$16.45 - $16.50	$22.00 - $23.00

Actual production and costs H1 2022
Yauricocha	Copper Eq Lbs ('000)	22,969	$2.12	$3.53
Bolivar	Copper Eq Lbs ('000)	6,788	$3.87	$6.26
Cusi	Silver Eq Oz ('000)	742	$17.83	$25.25

(1) 2022 metal equivalent guidance was calculated using the following prices: $23.68/oz Ag, $4.22/lb Cu, $1.42/lb Zn, $0.99/lb Pb and $1,789/oz Au.
(2) AISC includes treatment and refining charges, selling costs, G&A costs and sustaining capital expenditure
	Actual EBITDA	Revised 2022 Guidance		Original guidance
	H1 2022	EBITDA Range ($'000) (1) (2)		EBITDA Range ($'000) (1)
Mine		Low	High	Low	High

Yauricocha	18,483	57,000	61,300	53,000	60,000
Bolivar	755	8,000	9,500	35,000	42,000
Cusi	887	2,000	2,200	7,000	8,000
Corporate	(2,724)	(6,000)	(6,000)	(5,000)	(5,000)
Total	17,401	61,000	67,000	90,000	105,000
(1) Calculated using the following spot prices as on June 30, 2022: $20.42/oz Ag, $3.74/lb Cu, $1.47/lb Zn, $0.87/lb Pb and $1,815/oz Au
(2) Using the consensus prices $24.35/oz Ag, $4.44/lb Cu, $1.67/lb Zn, $1.02/lb Pb and $1,878/oz Au for the second half of the year, the annual EBITDA is expected to range between $83.0 million to $89.0 million

Capital Expenditure Guidance

Due to the lowered expectation for EBITDA for the full year, reduced throughput and related CAPEX, the Company is lowering its capital expenditure guidance from $69.0 million to $59.0 million for cash preservation. This includes a reduction of $10.0 million at Bolivar due to the slower than anticipated ramp up of the plant throughput to 6,000 tonnes per day.

	Amounts in $M
Revised 2022 Capital Expenditure guidance	Sustaining	Growth	Total

Yauricocha	15	13	28
Bolivar	18	5	23
Cusi	6	1	7
Greenfield Exploration	-	1	1
Total Capital Expenditure	39	20	59

Management continues to monitor the turnaround plans for Bolivar and also any external factors such as the metal prices, and may adjust its capital expenditure plans as required.

Dividend

The Company expects to continue to deliver on its production goals at Yauricocha with a continued focus on the success of the turnaround program at Bolivar. However, due to the anticipated lower production and EBITDA, in addition to the current weakening of commodities, the Company feels it would be prudent to suspend the payment of a dividend in 2022.

Conference Call and Webcast

Sierra Metals' senior management will host a conference call on Friday, August 12, 2022, at 11:00 AM (EDT) to discuss the Company's financial and operating results for the three months ended June 30, 2022.

Via Webcast:

A live audio webcast of the meeting will be available on the Company's website:

https://event.on24.com/wcc/r/3828385/8F4898DF12D6F6F90626175BB7F7742D

The webcast, along with presentation slides, will be archived for 180 days on www.sierrametals.com.

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes prior to the scheduled start time of the call.

US/CAN dial-in number (Toll Free): 1 844 200 6205
United States (Local): 1 646 904 5544
Canada dial-in number (Local): 1 226 828 7575
All other locations (International): +1 929 526 1599

Access code: 989047

Qualified Persons

Américo Zuzunaga, FAusIMM (Mining Engineer) Vice President, Technical is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:

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Forward-Looking Statements

This press release contains forward-looking information within the meaning of Canadian and United States securities legislation. Forward-looking information relates to future events or the anticipated performance of Sierra and reflect management's expectations or beliefs regarding such future events and anticipated performance based on an assumed set of economic conditions and courses of action. In certain cases, statements that contain forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur" or "be achieved" or the negative of these words or comparable terminology. By its very nature forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual performance of Sierra to be materially different from any anticipated performance expressed or implied by such forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 16, 2022 for its fiscal year ended December 31, 2021 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
+1(416) 366-7777